Issuer Free Writing Prospectus dated December 19, 2025

Filed Pursuant to Rule 433 of the Securities Act of 1933, as amended

Relating to Preliminary Prospectus dated December 12, 2025

Registration Statement File No. 333-290188

SunHo BioTech Group Ltd Investor Presentation Proposed NYSE American Ticker: SGSH Issuer Free Writing Prospectus dated [ ● ] , 2025 Filed Pursuant to Rule 433 of the Securities Act of 1933, as amended Relating to Preliminary Prospectus dated October 31 , 2025 Registration Statement File No. 333 - 290188

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. This free writing prospectus relates to the proposed public offering of Class A ordinary shares (“Ordinary Shares”) of SunHo BioTech Group Ltd (“we,” “us,” or “our”) and should be read together with the registration statement on Form F - 1 , as amended (file No .: 333 - 290188 ) (the “Registration Statement”) we filed with the U . S . Securities and Exchange Commission (the “SEC”) for the offering to which this presentation relates . As of the date of this free writing p rospectus, the most recently filed Registration Statement, may be accessed through the following web link : https : //www . sec . gov/Archives/edgar/data/ 2065149 / 000121390025104594 /ea 0262415 - f 1 a 1 _sunho . htm The Registration Statement has not yet become effective . Before you invest, you should read the prospectus in the Registration Statement (including the risk factors described therein) and other documents we have with the SEC in their entirety for more complete information about us and the offering . Y ou may get these documents for free by visiting EDGAR on the SEC's website at http : //www . sec . gov . Alternatively, we or our underwriter will arrange to send you the preliminary prospectus and, when available, the final prospectus and/or any supplements thereto if you contact US Tiger Securities, Inc . , Attn : 437 Madison Avenue, 27 th Floor, New York, New York 10022 , or via email : ecm@ustigersecurities . com , or contact SunHo BioTech Group Ltd via email at ir@sunhobiotech . com . This presentation does not constitute an offer or invitation for the sale or purchase of securities or to engage in any other transaction with us or our affiliates . The information in this presentation is not targeted at the residents of any particular country or jurisdiction and is not intended for distribution to, or use by, any person in any jurisdiction or country where such distribution or use would be contrary to local law or regulation . 2

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. This presentation contains forward - looking statements that involve risks and uncertainties . All statements other than statements of current or historical facts are forward - looking statements . These statements involve known and unknown risks, uncertainties and other factors, including, among others, those listed under the sections titled “ Risk Factors ,” “ Management’s Discussion and Analysis of Financial Condition and Results of Operations ,” “ Business ,” “ Regulations ,” and other sections in the Registration Statement, that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward - looking statements . In some cases, you can identify these forward - looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “potential,” “intend,” “plan,” “believe,” “likely to” or other similar expressions . We have based these forward - looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs . These forward - looking statements include statements about : changes in political, social and economic conditions, the regulatory environment, laws and regulations and interpretation thereof in the jurisdictions where we conduct business or expect to conduct business ; the risk that we may be unable to realize our anticipated growth strategies and expected internal growth ; changes in the availability and cost of professional staff which we require to operate our business ; changes in customers’ preferences and needs ; changes in competitive conditions and our ability to compete under such conditions ; changes in our future capital needs and the availability of financing and capital to fund such needs ; changes in currency exchange rates or interest rates ; projections of revenue, profits, earnings, capital structure and other financial items ; changes in our plan to enter into certain new business sectors ; and other factors beyond our control . You should read this presentation and the documents that we refer to in this presentation with the understanding that our actual future results may be materially different from and worse than what we expect . Other sections of this prospectus include additional factors which could adversely impact our business and financial performance . Moreover, we operate in an evolving environment . New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward - looking statements . We qualify all of our forward - looking statements by these cautionary statements . You should not rely upon forward - looking statements as predictions of future events . The forward - looking statements made in this presentation relate only to events or information as of the date on which the statements are made in this prospectus . Except as required by law, we undertake no obligation to update or revise any forward - looking statements, whether as a result of new information, future events or otherwise . You should read this presentation and the documents that we refer to in this presentation and have filed as exhibits to the registration statement, of which this presentation is a part, completely and with the understanding that our actual future results may be materially different from what we expect . This prospectus also contains statistical data and estimates that we obtained from industry publications and reports generated by government or third - party providers of market intelligence . Although we have not independently verified the data, we believe that the publications and reports are reliable . 3

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Issuer Securities Offering Type Proposed Listing/Sym b ol Securities Offered Shares Outstanding Offering Price Gross Proceeds Use of Proceeds Underwriter SunHo BioTech Group Ltd Class A Ordinary Shares Initial Public Offering NYSE American: SGSH 2,500,000 Class A Ordinary Shares or 2,875,000 Class A Ordinary Shares if the underwriter exercises its over - allotment option in full • Prior to completion of offering: 31,321,133 Ordinary Shares, consisting of 25,921,133 Class A Ordinary Shares and 5,400,000 Class B Ordinary Shares • Immediately after offering: 33,821,133 Ordinary Shares, consisting of 28,421,133 Class A Ordinary Shares (or 28,796,133 Class A Ordinary Shares if the underwriter exercises its over - allotment option in full) and 5,400,000 Class B Ordinary Shares $4.00 per Class A Ordinary Share $10,000,000 if the underwriter does not exercise the over - allotment option (or $11,500,000 if the underwriter exercises the over - allotment option in full) assuming the initial public offering price is $4.00 • Approximately 25.0% for mergers and acquisitions • Approximately 18.5% for research and development, such as enhancement of R&D equipment • Approximately 10.0% for marketing • Approximately 46.5% for operations and general working capital US Tiger Securities, Inc. 4

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. To revolutionize the industry, creating a world where waste is no longer a burden but a resource that fuels and enriches agricultural systems and mitigates environmental degradation. We are a high - tech bioscience company dedicated to transforming waste management and sustainable agriculture through groundbreaking scientific innovation . Patented system that rapidly converts organic waste into 100% organic fertilizer within just 24 hours. To provide transformative solutions through the power of advanced bioscience. Singapore, Malaysia, China, Cambodia, Thailand, Australia, New Zealand and United States. 5

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. SunHo BioTech Group Ltd (Cayman Islands) 100% Biomax Holdings Pte Ltd (Singapore) Blu Bio (M) Sdn Bhd (Malaysia) SunHo Global Pte Ltd (Singapore) Biomax Green Pte Ltd (Singapore) SunHo Green (HK) Limited (Hong Kong) 100% 100% 100% 100% 100% 6 Greenwaze Ecology Sdn Bhd (Malaysia)

Business Overview

Rapid Thermophilic Digestion System (the "RTD System")

A breakthrough aerobic waste treatment technology comprising the Biomax Digester and our proprietary BM1 enzymes, and a fully commercialized solution for organic waste management.

RTD System		
	BM1 enzymes	A **proprietary**, naturally derived microbial cocktail which contains a variety of naturally occurring micro-organisms.
	The Biomax Digester	A specially designed, automated, and enclosed machine, providing an ideal environment for the enzymes.

Our RTD System

Rapidly converts organic waste into 100% organic fertilizer within just 24 hours.

VS.

Conventional Methods

Months-long decomposition.



ORGANIC WASTE
SPECIALLY DESIGNED RAPID THERMOPHILIC DIGESTOR
ORGANIC FERTILIZER
Input
Output
24
PATENTED BM1 ENZYMES
CONVERSION IN 24 HOURS
Nutrient-rich, pathogen-free, odourless

Biomax Digesters are manufactured in **seven standardized sizes**. Non-structural components are **configurable** to meet specific needs.



Key Advantages

- Rapid fertilizer production.
- Odor elimination.
- Cost and energy efficiency.
- Enhanced fertilizer quality.
- Wide commercial application.
- Sustainable waste management solution.



Agricultural Wastes

Municipal Wastes

Animal Wastes

Sludge

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

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See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Commercialization of RTD System Selling Biomax Digesters Selling BM1 Enzyme Manufacturing Outsourced primarily to established manufacturers in China, South Korea, Taiwan, and Singapore. Sales • Direct Sales: sell Biomax Digesters directly to a diverse customer base. • Project Development: undertake the development and operation of waste digestion projects, generating revenue through the sale of outputs, primarily organic fertilizer for agricultural use. • We also entered into exclusive distributorship agreements with three distributors. Production Operating a dedicated laboratory facility in Malaysia for the production of BM1 enzymes. Sales • Exclusively sold to owners of the Biomax Digester as a mandatory purchase to ensure optimal performance and efficacy of the digestion system. • We also entered into exclusive distributorship agreements with three distributors. Sales of Organic Fertilizer and Complementary Products Organic Fertilizer and Related Agriculture Products Production Organic f ertilizer is a product of our RTD System. Sales • Direct Sales: target farmers, nurseries, and garden centers directly. • Wholesale Distribution: through our exclusive distributors. • Retail Sales : through consumer - facing channels, including home improvement stores and online platform. 8

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. 01 02 03 04 Adoption driven by increasing demand for sustainable alternatives. Waste Management Companies Offering a dual economic and ecological benefit. Poultry Farms C onverting food waste into compost, which is repurposed for on - site landscaping or distributed to workers. Factories Reducing disposal costs and supports sustainability initiatives. Hotels 9

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. 10 Marketing Tailored solutions and close client relationships. Direct Sales Seamless implementation and customer satisfaction across diverse regions, supporting Biomax’s growth in the global marketplace. A Network of Authorized Distributors Showcasing successful implementations. Case Studies and Customer Testimonials Raising awareness and generating leads through online platforms. Robust Digital Marketing Presence Networking with key stakeholders and demonstrating the technology’s value. Trade Shows and Conferences Sales and Distribution

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Existing Markets Oceania • Australia • New Zealand Asia North America • Singapore • Malaysia • China • Cambodia • Thailand • United States Future Expansion Europe A mature market for sustainability, driven by the European Union’s aggressive waste reduction and circular economy goals. Saudi Arabia The country’s Vision 2030 emphasizes sustainability and diversification of the economy, including investments in waste management and agricultural innovation. Hong Kong and Macau Focus on urban waste management and sustainability. 11

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Revolutionizes waste processing with rapid and high - efficiency performance. High - Efficiency Performance Delivers flexibility, precision and simplified outputs to meet diverse client needs. Scalable and Tailored Solutions Drives a circular economy that benefits both the environment and our clients. Sustainability Focus Distribution networks in Australia, New Zealand and United States amplify our market presence and operational reach. Extensive Distribution Networks Eliminates pathogen, reduces odor, and does not produce methane. Environmental Benefit Ensures expert execution and dependable outcomes. Seasoned Management Team 12

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Our propriety and patented RTD System converts organic waste into 100 % organic fertilizer in as little as 24 hours , far faster than the months required by traditional composting . This speed reduces processing time and operational costs, making it ideal for clients needing quick waste - to - resource turnarounds . Conversion within 24 hours Converts waste into high - quality organic fertilizer Free of odors, pathogens, and harmful by - products Reduced operational cost and energy demands Requires little space as the system is compact RDT System Features Operational Versatility for diverse clients High - Efficiency Performance 13 Patents We hold patents granted in numerous regions, including Australia, New Zealand, China, Europe, Singapore, the United States, etc . United States Japan European Union

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. High - quality , odor - free organic fertilizer, unlike anaerobic systems, which can emit foul - smelling gases. Sustainable, Odor - Free Fertilizer Unlike traditional anaerobic decomposition in landfills, our controlled RTD System process diverts organic waste, significantly cutting greenhouse gas emissions while transforming it into usable resources. Cleaner Waste Management Ideal for Both Urban & Community Applications Clean Alternative to Landfilling & Incineration The aerobic feature of our RTD System excels at neutralizing odorous compounds and eliminating pathogens through oxygenation and heat generation, producing an odorless, sanitized output. See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. 14

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Our advanced s olutions reduce organic waste , recover valuable resources, and minimize greenhouse gas emissions. The process yields nutrient - rich organic fertilizer that enhances soil health , fertility , and water retention Our products enable sustainable and productive farming practices by helping customers boost crop yields and improve soil vitality. Our strong emphasis on sustainability aligns with global environmental priorities and the rising demand for circular economy models, a key differentiator in the market. By supporting global sustainability goals, Biomax strengthens its position as a trusted partner to governments, businesses, and communities. 15

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Scales across diverse applications — from small farms to large municipal systems — delivering tailored solutions for unique waste streams. Adaptability Across Diverse Applications Configurable Design Framework Collaborates closely with customers to optimize resource recovery and minimize environmental impact. Collaborative Optimization Sustainable Aerobic RTD System Seven standardized sizes with configurable non - structural components, such as conveyor types, fuel compatibility, and power settings to optimize performance and maintain system consistency. Yields nutrient - rich fertilizer, supporting sustainable farming — no biogas setup needed. 16

Seasoned Management Team



Sim Eng Tong

Founder, Director, Chief Executive Officer, and Chairman of the Board of Directors

- Mr. Sim possesses over 15 years of experience in the waste management industry and oversees the strategic direction and overall management of the Biomax Group.
- Mr. Sim co-invented the patents that form the cornerstone of the Company's technological capabilities. Mr. Sim transferred ownership of these patents to the Company in 2013, thereby strengthening its intellectual property portfolio and long-term competitive position.
- Mr. Sim has been the Chief Executive Officer of Biomax Holdings Pte Ltd, since April 2009.
- Mr. Sim graduated with a Doctor of Business from The International University in 2014.



Goh Seng Huat

Chief Financial Officer

- Mr. Goh has around 10 years of experience taking the role of Chief Financial Officer before joining the Company.
- Mr. Goh served as the Group Chief Financial Officer of SHS Holdings Ltd from April 2022 to July 2025.
- Mr. Goh served as the Group Chief Financial Officer of Solve Cube from February 2021 to March 2022.
- Mr. Goh served as the Group Chief Financial Officer of Ley Choon Holdings Ltd from December 2017 to December 2020.
- Mr. Goh graduated from Oxford Brookes University with a Bachelor's Degree in Applied Accounting.



Mohamed Roslan Mohamad Ikubar

Chief Technology Officer

- Dr. Mohamad Ikubar has around 15 years of experience in research and development.
- Dr. Mohamad Ikubar joined as the Chief Technology Officer of Blu Bio (M) Sdn Bhd, since January 2019,
- Dr. Mohamad Ikubar was a research and development director at Biodeinking Sdn Bhd from October 2010 to September 2014.
- Dr. Mohamad Ikubar graduated with a Bachelor of Science in Industrial Biology in 2010, a Master of Science in Bioscience in 2014 and a Doctor of Philosophy in Bioscience in 2019, all from Universiti Teknologi Malaysia (UTM) in Malaysia.



Karen Sim Swee Sin

Chief Operating Officer

- Ms. Sim has approximately 8 years of experience in business operations.
- Ms. Sim has been the Chief Operating Officer of the Company's operating subsidiary, Biomax Green Pte Ltd ("Biomax Green"), since December 2016.
- Ms. Sim graduated with a Bachelor's Degree in Computational Science from National University of Singapore in July 2003.

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

SunHo | 17

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. • Mr . Tan was appointed as Director in January 2023 . • Mr . Tan joined the Company as an accountant at Biomax Green, in August 2020 , and was later promoted to Finance M anager in July 2022 . • Mr . Tan has experience in various industries such as retail, property management, manufacturing, shipbuilding, and oil & gas . • Mr . Tan graduated with a D iploma in Business and Accounting from Ngee Ann Polytechnic in Singapore in 1989 . Director Tan Han Hoe • Mr . Liu holds more than 20 years’ experience in providing financial advisory services . • Mr . Liu has s erved as Finance Director of Del Monte Asia Ptd Ltd since June 2022 . • Mr . Liu has served as Chief Financial Controller of JLogo Holdings Ltd since January 2017 . • Mr . Liu worked at Deloitte & Touche LLP Singapore with his last position as Audit Manager from May 2003 to August 2011 . • Mr . Liu graduated with a B achelor’s D egree in Applied Accounting from Oxford Brookes University in 2002 . Independent Director Nominee Liu Ji • Mr . Lee possesses extensive expertise in the fields of auditing, corporate advisory and mergers and acquisitions . • Mr . Lee served as the Chief Financial Officer of Sheffield Green Limited, Provision of Human Resources, from November 2022 to June 2024 . • Mr . Lee served as the Chief Financial Director of CW Group Holdings Limited, Provision of precision engineering solutions, from January 2016 to May 2019 . • Mr . Lee graduated with a B achelor’s D egree in Accounting & Finance from the Murdoch University, Western Australia in 1995 . Independent Director Nominee Lee Tiang Soon Nik • Mr . Tan possesses more than 35 years of experience as a litigation lawyer . • Mr . Tan has worked at Mallal & Namazie with his last position as Partner from March 1988 to June 2023 . • Mr . Tan has been Director of UniLegal LLC since July 2023 . • Mr . Tan graduated with a B achelor’s D egree in Law from National University of Singapore in 1987 . Independent Director Nominee Tan Teng Muan 18 • Mr . Sim possesses over 15 years of experience in the waste management industry and oversees the strategic direction and overall management of the Biomax Group . • Mr . Sim co - invented the patents that form the cornerstone of the Company’s technological capabilities . Mr . Sim transferred ownership of these patents to the Company in 2013 , thereby strengthening its intellectual property portfolio and long - term competitive position . • Mr . Sim has been the Chief E xecutive O fficer of Biomax Holdings Pte Ltd, since April 2009 . • Mr . Sim graduated with a Doctor of Business from The International University in 2014 . Founder, Director, Chief Executive Officer, and Chairman of the Board of Directors Sim Eng Tong

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Exclusive distributors enhance our reach, enabling faster market penetration and brand recognition. Our exclusive distributors in Australia New Zealand United States are complemented by direct sales to waste management firms, agricultural distributors, farms, and other private entities. Advantages Amplified Market Presence Streamlined Logistics Tailored Sales Strategies Strengthened Competitive Edge in High - Growth Regions 19

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. The global waste management industry is undergoing significant transformation, driven by increasing urbanization, population growth, and evolving consumption patterns. I ncluding soil and water contamination, greenhouse gas emissions, and inefficient resource utilization. Traditional waste disposal methods are creating environmental challenges Growing pressure from regulators, consumers, and businesses. Demand for more sustainable and effective waste management solutions • Growth at a CAGR of 4.6% from 2024 to 2030. * • Market size projected to increase from USD 39.02 billion in 2023 to USD 53.46 billion by 2030.* Significant growth in the global organic waste market • Farmers seek to improve soil health, enhance crop yields, and reduce reliance on synthetic fertilizers. • Increasing consumer awareness of the benefits of organic produce and sustainable agriculture further supports the trend. The demand for high - quality organic fertilizers is rising The increasing need for sustainable waste management solutions and the rising demand for organic fertilizers together drive the growth in the global organic waste market. Shift towards sustainable practices in the agriculture sector *Source: Organic Waste Market: Global Industry Analysis and Forecast (2024 - 2030) published by Maximize Market Research in March 2024. 20

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. • I ntend to pursue mergers and acquisitions to enhance our capabilities and market reach. • Plan to target machine fabrication factories that have the requisite capabilities, equipment, and machinery to enable us to develop smaller digester units . Geographic Expansion Continuous R&D Expanding Global Impact 01 03 02 04 Diversifying Clientele • Plan to extend our operations into new geographic markets, where waste management infrastructure is often underdeveloped. • Plan to expand our business to Saudi Arabia, Hong Kong and Macau, and Europe by the end of 2025. • Plan to cater to the hospitality, tourism, and retail sectors. • Plan to d iversify our client portfolio beyond traditional agricultural and municipal customers, broadening our revenue streams. • Aim to enhance our RTD System to further improve food waste processing efficiency and output quality . • Intend to upgrade our R&D equipment to enhance our operational capabilities, such as microbial fermentation tank, spray drying machine, elemental analyzer, etc . 21

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. 0.6 3.1 1.3 3.8 FY2023 Audited FY2024 Audited 1H2024 Unaudited 1H2025 Unaudited S$ Million Revenue Breakdown Revenue 444% 62.0% 22.8% 14.3% 0.9% FY2023 Audited Note: Fiscal year e nded December 31. Half year ended June 30. 86.5% 10.6% 2.2% 0.7% FY2024 Audited Sales of machine Distributor fee Sales of fertilizer Others 197% 83.0% 11.0% 5.0% 1.0% 1H2024 Unaudited 96.0% 2.0% 1.0% 1.0% 1H2025 Unaudited 22

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. 0.3 2.0 0.8 3.1 FY2023 Audited FY2024 Audited 1H2024 Unaudited 1H2025 Unaudited 520 % S $ Million Gross Margin % S$ Million Gross Profit 5.0 2.8 1.6 0.2 FY2023 Audited FY2024 Audited 1H2024 Unaudited 1H2025 Unaudited Net Loss 273% 64% 56% 65% 82 % Note: Fiscal year e nded December 31. Half year ended June 30. 23 44% 89%

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Issuer SunHo BioTech Group Ltd Email: ir@sunhobiotech.com Tel: +65 6274 8606 Address: 3 Kim Chuan Lane #02 - 01, Singapore 537069 Underwriter US Tiger Securities, Inc. Email: ecm@ustigersecurities.com Tel: +1 (646) 978 5188 Address: 437 Madison Avenue, 27th Floor, New York, New York 10022 24